EXHIBIT (a)(1)(xi)

E-mail Communication

From:	_______________, _________________
Sent:	____________, 2004
To:	Participating AMD Employees

Dear AMD Employees:

Congratulations! Your replacement options you elected to exchange under our stock option exchange program have been granted. You must be an eligible employee on the replacement grant date in order to actually receive the options.

On ____________, 2004, your replacement options were granted as follows:

Number of options:
Exercise price:
Vesting:

This grant will be posted in your OptionsLink account (www.optionslink.com) after ____________, 2004.

Please review the terms and conditions of the option exchange program at the URL indicated below, regarding the new vesting period for these options:

http://hr/stock/exchange

Please also refer to the plan prospectus relating to the replacement options for the terms and conditions of your options. You can view and print the prospectuses by going to the Treasury Services website at http://amdonline/treassvc/options-home.shtm. You can also obtain a copy of the prospectus by contacting Treasury Services at ext. 43790 or Benefits at ext. 43546.

This is the only notification of the replacement option grant that you will receive. Please save this confirmation for future reference. Although every attempt has been made to ensure that this grant confirmation notice is accurate, the official stock documents will rule should there be any conflict between the information in this notice and the official document.